                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 6
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                     MICRON TECHNOLOGY, INC.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                            595112-4
                         (CUSIP Number)

                     Jacques K. Meguire, Esq.
                       Kenda K. Tomes, Esq.
                  SONNENSCHEIN NATH & ROSENTHAL
                        8000 Sears Tower
                     Chicago, Illinois  60606
                    Telephone:  (312) 876-8000
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


                         June 28, 1996
     (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]

  Check the following box if a fee is being paid with this statement [ ].

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                (Continued on following page(s))

     This Amendment No. 6 to Schedule 13D (the "Schedule 13D") is being filed on behalf of J.R. Simplot Company (the "Company") and

Simplot Canada Limited ("SCL") to further amend the Schedule 13D as originally filed on February 20, 1992, as subsequently amended and restated by Amendment No. 4 to Schedule 13D filed on Novem-ber 29, 1995 by the Company, SCL, John R. Simplot, J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989, JRS Properties, L.P. (collectively the "Reporting Persons") and as subsequently amended from time to time. Capitalized terms used herein and not otherwise defined have the same meanings as provided in the Amendment No. 4 to Schedule 13D. This Amendment No. 6 to Schedule 13D does not amend any information with respect to any of the Reporting Persons other than the Company and SCL.


Item 7. Material to be Filed as Exhibits, is hereby amended by adding thereto the following exhibits. All of such exhibits had been described in Amendment No. 5 to Schedule 13D filed on June
28, 1996.

Exhibit Number              Exhibit

     D.        Agreement between Simplot Canada Limited and
               Canadian Imperial Bank of Commerce dated June 28,
               1996 (Forward).

     E.        Loan Agreement between Simplot Canada Limited and
               Canadian Imperial Bank of Commerce dated June 28,
               1996.

     F. Pledge given by Simplot Canada Limited in favor of Canadian Imperial Bank of Commerce dated
               June 28, 1996.

     G.        Agreement between J.R Simplot Company and Canadian
               Imperial Bank of Commerce dated June 28, 1996.

     H. Irrevocable Proxy executed by J.R. Simplot Company in favor of Canadian Imperial Bank of Commerce dated June 28, 1996.

     I. Irrevocable Proxy executed by Canadian Imperial Bank of Commerce in favor of the Chairman of the Board and the Chief Financial Officer of Micron Technology, Inc. dated June 28, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 9, 1996               Dated:  July 9, 1996

Simplot Canada Limited             J. R. Simplot Company

By:     /s/ RONALD N. GRAVES__     By:    /s/ RONALD N. GRAVES__
Title:  Secretary_____________     Title: Secretary_____________